SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 1 )1

                               LeCroy Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  52324W 10 9
                                 (CUSIP Number)

                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [x] Rule 13d-1(d)





------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.52324W 10 9                   13G                    Page 2 of 7 Pages


--------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Walter O. LeCroy, Jr.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
                                                                  (A)   [ ]
                                                                  (B)   [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         The United States of America
--------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     672,326 shares (See Item 4)
         NUMBER OF          ----------------------------------------------------
          SHARES             6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ----------------------------------------------------
         REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON
           WITH                      672,326 shares (See Item 4)
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         672,326 shares (See Item 4)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [x]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------


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CUSIP No.52324W 10 9                   13G                    Page 3 of 7 Pages


ITEM 1(A).     NAME OF ISSUER:

               LeCroy Corporation (the "Company")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               700 Chestnut Ridge Road
               Chestnut Ridge, New York 10977

ITEM 2(A).     NAME OF PERSON FILING:

               Walter O. LeCroy, Jr.

ITEM 2(C).     CITIZENSHIP:

               The United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share, (the "shares")

ITEM 2(E).     CUSIP NUMBER:

               52324W 10 9


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CUSIP No.52324W 10 9                   13G                    Page 4 of 7 Pages


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)   [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

          (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)   [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

          (d)   [ ]   Investment  company  registered under Section 8 of the
                      Investment Company Act;

          (e)   [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

          (f)   [ ]   An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)   [ ]   A parent holding company or control person in
                      accordance with Rule 13d-1(b) (1)(ii)(G);

          (h)   [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

          (i)   [ ]   A church plan that is excluded from the definition of an
                      investment company under Section (c)(14) of the Investment Company Act;

          (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                      If this statement is filed pursuant to Rule 13d-1(c),
                      check this box.   [ ]


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CUSIP No.52324W 10 9                   13G                    Page 5 of 7 Pages


ITEM 4.  OWNERSHIP:

         (a)   Amount beneficially owned:  672,326 shares (1)
         (b)   Percent of class:
         (c)   Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote:  672,326 shares (1)
               (ii)  Shared power to vote or direct the vote:  8.7%
               (iii) Sole power to dispose or direct the disposition of:
                     672,326 shares (1)
               (iv)  Shared power to dispose or direct the disposition of: 0

               (1) Includes 83,356 shares held by the LeCroy Corporation Employee Stock Ownership Trust and allocated to the account of Mr. LeCroy. Excludes 42,500 shares held in trusts for the benefit of certain or Mr. LeCroy's family members. Mr. LeCroy disclaims beneficial ownership of the 42,500 shares held in such trusts.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


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CUSIP No.52324W 10 9                   13G                    Page 6 of 7 Pages


ITEM 10.  CERTIFICATION:

          Not applicable




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CUSIP No.52324W 10 9                   13G                    Page 7 of 7 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2000
----------------------
(Date)

                                               /s/ Walter O. LeCroy, Jr.
                                              -----------------------------
                                              Walter O. LeCroy, Jr.